MICHAEL KORS HOLDINGS LIMITED
33 Kingsway
London, United Kingdom
WC2B 6UF

October 6, 2015

Via EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C 20549
Attn: James Lopez

Re:	Michael Kors Holdings Limited Response to Comment Letter, dated September 21, 2015, to Form 10-K for the Fiscal Year Ended March 28, 2015 Filed May 27, 2015 (File No. 001-35368)

Ladies and Gentlemen:

Further to our conversation on September 28, 2015, on behalf of Michael Kors Holdings Limited (the “Company”), below please find additional information concerning the Aircraft Time Sharing Agreements referenced in Comment No. 2 of the comment letter received from the Staff of the U.S. Securities and Exchange Commission (the “Commission”) on September 21, 2015, and our response thereto on September 24, 2015.

As previously stated, the Company entered into Aircraft Time Sharing Agreements with Michael Kors and John Idol. The purpose of these Aircraft Time Sharing Agreements is to allow the Company to lease its aircraft with flight crew to Michael Kors or John Idol for personal purposes (if needed) without the need for the Company to obtain an airplane charter certificate and at no charge to the executive, except for the repayment to the Company by the executive of certain specified out-of-pocket expenses (See Sections 14 CFR §91.501(c)(1) and (d)(l)-(10) of the Federal Aviation Regulations).

During the fiscal year ended March 28, 2015, neither Michael Kors nor John Idol used the Company aircraft for personal purposes, and as a result, no incremental costs associated with the aircraft were paid or payable to the Company by either of them during fiscal 2015. In future filings, the Company will disclose whether or not Mr. Kors or Mr. Idol used the aircraft for personal purposes during the fiscal year, and if so, it will disclose the total incremental costs paid or payable to the Company during such fiscal year, including, indicating that such costs were de minimis where such costs were less than the $120,000 threshold for related party transaction disclosure as set forth in Item 404(a) of Regulation S-K. The disclosure the Company intends to include in future filings is set forth below:
“We entered into Aircraft Time Sharing Agreements with each of John D. Idol, our Chairman and Chief Executive Officer, and Michael Kors, our Honorary Chairman and Chief Creative Officer, on November 24, 2014 and December 12, 2014, respectively, relating to each such executive’s personal use of the Company-owned aircraft. Pursuant to these Aircraft Time Sharing Agreements, each of Messrs. Kors and Idol are permitted to use the Company aircraft with flight crew for personal purposes at no charge to the executive, except that the executive is required to reimburse the Company for the incremental costs associated with using the Company-owned aircraft for personal purposes. For the fiscal year ended March 28, 2015, neither Michael Kors nor John Idol used the Company aircraft for personal purposes, and as a result, no incremental costs associated with the aircraft were paid or payable to the Company by either of them during fiscal 2015.”
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The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
By: /s/ Joseph B. Parson
Joseph B. Parsons
Executive Vice President, Chief Financial Officer, Chief Operating Officer and Treasurer